Exhibit (a)(1)(ii)

PIMCO CAPITAL SOLUTIONS BDC CORP.

c/o Pacific Investment Management Company LLC

Offer to Purchase up to the Amount of Shares of Common Stock That Can Be Repurchased with Approximately $40,000,000.00

Dated December 22, 2023

The Offer and Withdrawal Rights Will Expire at

4:00 p.m., Eastern Time, on January 25, 2024,

Unless the Offer is Extended

To the Stockholders of PIMCO Capital Solutions BDC Corp.:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), PIMCO Capital Solutions BDC Corp., a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”) and is organized as a Delaware corporation (the “Company”), is offering to purchase up to the amount of our outstanding shares of common stock, par value $0.001 (the “Shares”) that can be repurchased with approximately $40,000,000.00. Repurchases must be pursuant to tenders by holders of the Company’s Shares (“Stockholders”). Shares will be repurchased at a per Share price equal to the net asset value per Share as of January 25, 2024 or a later date determined by the Company if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 4:00 p.m., Eastern Time, on January 25, 2024 (the “Expiration Date”), but the Company may extend this date. If it does, the Valuation Date may be changed. This Offer is being made to all Stockholders of the Company and is not conditioned on any minimum amount of Shares being tendered but is subject to certain conditions described below. Shares are not traded on any established trading market.

Stockholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Company for purposes of calculating the purchase price of such Shares) and such change could be material.

Stockholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and deliver it to either the Company’s transfer agent, Equiniti Trust Company, LLC (the “Transfer Agent”), 55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660, or a PIMCO representative in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below.

IMPORTANT

The Company makes no recommendation to any Stockholder as to whether to tender or refrain from tendering Shares. Stockholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the Securities and Exchange Commission, the Commodity Futures Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent.

TABLE OF CONTENTS

SUMMARY TERM SHEET		1

1.	Background and Purpose of the Offer	2
2.	Offer to Purchase and Price	2
3.	Amount of Tender	2
4.	Procedure for Tenders	3
5.	Withdrawal Rights	3
6.	Purchases and Payment	4
7.	Certain Conditions of the Offer	4
8.	Certain Information About the Company	5
9.	Full Tender by DRIP Participants	6
10.	Certain Federal Income Tax Consequences	6
11.	Miscellaneous	10

FINANCIAL STATEMENTS		10

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•

The Company may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Stockholders. Accordingly, the Company is offering to purchase up to the amount of Shares that can be repurchased with approximately $40,000,000.00. Shares will be repurchased at a price equal to their net asset value (that is, the value of the Company’s total assets minus its total liabilities, divided by outstanding Shares) determined as of January 25, 2024 or such later date as may be determined by the Company if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 14.91% of the Company’s net asset value as of September 30, 2023. The Offer, which begins on December 22, 2023, will remain open until 4:00 p.m., Eastern Time, on January 25, 2024 (the “Expiration Date”). The Company reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•	Stockholders may tender all or a portion of their Shares.

•

If a Stockholder tenders Shares and the Company purchases those Shares, the Company will effect payment for those Shares in cash promptly after the determination of the relevant NAV per share is finalized.

•

There is no assurance that our Board of Directors of the Company (the “Board”) will exercise its discretion to offer to repurchase Shares or that there will be sufficient funds available to accommodate all of your requests for repurchase. As a result, the Company may repurchase less than the full amount of Shares that you request to have repurchased. If the Company does not repurchase the full amount of your shares that you have requested to be repurchased, or if the Company determines not to make repurchases of its Shares, you will likely not be able to dispose of your Shares, even if the Company under-performs.

•	The Company is not imposing on Stockholders any transaction fees on repurchases of Shares in the Company.

•	The Offer is being made to all Stockholders and is not conditioned on any minimum amount of Shares being tendered.

•

If you are a participant in the Company’s DRIP, in the event that you elect to tender your Shares in full, and such full tender is accepted by the Company, any shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender. Your participation in the DRIP will be automatically terminated as of the applicable Expiration Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date.

•

If the Company accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from investments in the Company), borrowings and/or proceeds from the sale of portfolio holdings.

•	Additional repurchases will be made at such times and on such terms as may be determined by the Board.

•

Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date or, if such tendered Shares have not been accepted by the Company, at any time on or before February 29, 2024. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of

Transmittal to the Transfer Agent, Equiniti Trust Company, LLC at 55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660 or to a PIMCO representative. Your properly completed Letter of Transmittal must be received prior to the Expiration Date. All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

•

The value of your Shares will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares).

•	Please note that just as you have the right to withdraw your tender of Shares, the Company has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Stockholders. Because there is no secondary trading market for Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Stockholders in order to provide liquidity for Shares.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Stockholders who do not tender Shares. Stockholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Company’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Company may result in Stockholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.

Shares that are tendered to the Company in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Stockholders remaining in the Company (assuming no further issuances of Shares).

2. Offer to Purchase and Price. The Company will purchase, upon the terms and subject to the conditions of the Offer, up to the amount of Shares that can be repurchased with approximately $40,000,000.00 and that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.

The Company reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on September 30, 2023, there were approximately 25,387,884.42 Shares issued and outstanding, with a net asset value per share of $9.29. The value of the Shares tendered by Stockholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Stockholders may tender all or a portion of their Shares. The Offer is being made to all Stockholders and is not conditioned on any minimum amount of Shares being tendered.

If Shares that are properly tendered by Stockholders and not withdrawn can be purchased up to the amount of Shares that can be repurchased with approximately $40,000,000.00 (the “Offer Amount”), the Company will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Company elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than the Offer Amount is duly tendered to the Company before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Company will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares; provided that the Company reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Company’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. The unaccepted portion of any tender of Shares made by a Stockholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Company, but any Stockholder that wishes to have the Company repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Company.

4. Procedure for Tenders. Stockholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Stockholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 4:00 p.m., Eastern Time, on the Expiration Date.

Stockholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Stockholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Company, in its sole discretion, and its determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Stockholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Company’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Company, the Board, the Adviser, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any Stockholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date or, if the Company has not accepted such tendered Shares, on or before February 29, 2024. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6. Purchases and Payment. For purposes of the Offer, the Company will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Stockholder of its election to purchase such Shares.

If an Stockholder tenders Shares and the Company purchases those Shares, the Company will effect payment for those Shares in cash promptly after the determination of the relevant NAV per share is finalized.

There is no assurance that our Board will exercise its discretion to offer to repurchase Shares or that there will be sufficient funds available to accommodate all of your requests for repurchase. As a result, the Company may repurchase less than the full amount of Shares that you request to have repurchased. If the Company does not repurchase the full amount of your shares that you have requested to be repurchased, or if the Company determines not to make repurchases of its Shares, you will likely not be able to dispose of your Shares, even if the Company under-performs.

The Company will not impose on Stockholders any transaction fees on repurchases of Shares in the Company.

Each Stockholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Stockholder of the Company until the completion of the transaction (and thereafter if not all of its Shares are repurchased) and may exercise his or her voting rights with respect to the repurchased Shares (or portion thereof) until such date.

The Company expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from investments in the Company), borrowings and/or proceeds from the sale of portfolio holdings. Payment for repurchased shares may require the Company to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. Our Adviser intends to take measures, subject to policies as may be established by our Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

7. Certain Conditions of the Offer. The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Stockholders of such extension. If the Company elects to extend the tender period, the Valuation Date may occur after January 25, 2024. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Stockholders.

Please note that just as you have the opportunity to withdraw shares that you have tendered under certain circumstances, the Company has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Company may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Company would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Company’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Company, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or

New York State that is material to the Company, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Company has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Company, (vi) material decrease in the estimated net asset value of the Company from the estimated net asset value of the Company as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Company or its Stockholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board determines that it is not in the best interest of the Company to purchase Shares pursuant to the Offer. However, there can be no assurance that the Company will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Company. The Company is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act and is organized as a Delaware corporation. The principal executive office of the Company is located at 650 Newport Center Drive, Newport Beach, CA 92660 and the telephone number is (949) 720-6000. Shares are not traded on any established trading market.

The Company does not have any other plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Company’s intention to accept purchases for Shares from time to time, the DRIP or otherwise in the discretion of the Company) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (c) any material change in the present distribution policy or indebtedness or capitalization of the Company; (d) any change in the identity of the investment adviser or Directors of the Company, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of the Directors, to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Company (other than as the Directors determine may be necessary or appropriate to Company any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Company); (f) any other material change in the Company’s structure or business, including any plans or proposals for which a vote would be required by the 1940 Act; or (g) any changes in the Amended and Restated Certificate of Incorporation, Bylaws, or governing documents or other actions that may impede the acquisition of control of the Company by any person.

The following table sets forth, as of March 23, 2023, certain ownership information with respect to the Company’s common stock for those persons who directly or indirectly own, control or hold with the power to vote five percent or more of the Company’s outstanding shares of common stock and all officers and directors, as a group. Unless otherwise indicated, the address for each director and executive officer is c/o PIMCO Capital Solutions BDC Corp., 650 Newport Center Drive, Newport Beach, CA, 92660.

Name and address	Type of ownership	Shares owned	Percentage
Interested Directors
Rick LeBrun	N/A	—	*
Independent Directors(1)
Debra W. Huddleston	N/A	—	*
Anne K. Kratky	N/A	—	*
Executive Officers
John W. Lane	N/A	—	*
Keisha Audain-Pressley	N/A	—	*
Crystal Porter	N/A	—	*

Wu-Kwan Kit	N/A		—	*
Principal Stockholders (2)
Pacific Investment Management Company LLC	Beneficial	(3)	25,387,884	100%

*	Represents less than 1.0%.
(1)	Benedict Aitkenhead resigned from the Board effective December 15, 2023.
(2)	The address for each five percent stockholder is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, CA, 92660.
(3)

PIMCO has sole voting power. The securities reported in the table above are held by certain funds and accounts for which PIMCO serves as investment manager: (i) PIMCO Tactical Opportunities Master Fund Ltd., which indirectly holds 15,387,434 shares of Common Stock, (ii) PIMCO OP Trust Flexible Credit Fund, L.P., which indirectly holds 5,000,225 shares of Common Stock, and (iii) PIMCO Private Income Fund II LP, which indirectly holds 5,000,225 shares of Common Stock. The securities reported are directly held by PIMCO Capital Solutions US Feeder LP (the “Feeder Fund”).

All information is as of March 23, 2023.

During the past sixty (60) days, the Company has issued to the Adviser, Directors and officers of the Company 0 shares. There have been no other transactions in Shares effected during the past sixty (60) days by the Company, the Adviser, or any Director or officer of the Company, or any person controlling the Company or the Adviser, other than in connection with transactions in the ordinary course of the Company’s operations, including the sale of Shares to the Feeder Fund. None of the Company, the Adviser, or any Director or officer of the Company, or any person controlling the Company (other than the Feeder Fund) or the Adviser intends to tender Shares pursuant to the Offer.

The Company does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in the acquisition by any person of additional securities of the Company, or the disposition of any securities of the Company, other than in connection with transactions in the ordinary course of the Company’s operations, including the sale of Shares to the Feeder Fund.

9. Full Tender by DRIP Participants. If you are a participant in the DRIP, in the event you elect to tender your Shares in full and such full tender is accepted by the Company, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date.

10. Certain Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Company from Stockholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. Stockholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences to them of a purchase of their Shares by the Company pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

Except where noted, this discussion deals only with Shares held as capital assets and does not deal with all tax consequences that may be relevant to Stockholders in light of their particular circumstances or to Stockholders subject to special tax rules (including, without limitation, partnerships or other pass-through entities (and investors therein), dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days during the taxable year in which their Shares are repurchased pursuant to the Offer or U.S. Stockholders (as defined below) whose functional currency is not the U.S. dollar). In addition, this discussion does not address any considerations in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith).

As used herein, the term “U.S. Stockholder” refers to a Stockholder who is (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Stockholder” refers to a Stockholder who is an individual, corporation, estate or trust and is not a U.S. Stockholder. Except for the discussion under “Non-U.S. Stockholders” and “Backup Withholding,” the following discussion is limited to U.S. Stockholders.

Sale or Exchange of Shares. Under Section 302(b) of the Code, a Stockholder (other than a tax-exempt Stockholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Stockholder tenders, and the Company repurchases, all of such Stockholder’s Shares (i.e., reduces such Stockholder’s percentage ownership of the Company to 0%), (b) such Stockholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Company following the completion of the Offer for the distribution to be “substantially disproportionate” with respect to such Stockholder, or (c) the tender otherwise results in a distribution that is “not essentially equivalent to a dividend,” which determination depends on a Stockholder’s particular facts and circumstances, including the initial size of and extent to which a Stockholder’s ownership percentage interest in the Company is reduced. For these purposes, a Stockholder’s ownership of the Company is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a Stockholder in such case generally will equal the difference between the price paid by the Company for the Shares pursuant to the Offer and the Stockholder’s adjusted tax basis in the Shares sold. A tendering Stockholder’s gain or loss will generally be capital gain or loss and will generally be treated as long-term capital gain or loss if the Shares have been held for more than one year or as short-term capital gain or loss if the Shares have been held for one year or less. For these purposes, a Stockholder’s holding period in Shares repurchased pursuant to the Offer should terminate as of the Valuation Date. If a Stockholder realizes a gain upon the sale of its Shares and payment for the Shares is received after the close of the taxable year of the Stockholder in which the Valuation Date occurs, it is expected that, unless the Stockholder elects otherwise, the Stockholder will generally recognize such gain in the taxable year in which the proceeds are received. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Stockholder is currently the same as the applicable ordinary income rate. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Company of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Shares.

In the event that a tendering Stockholder’s ownership (taking into account deemed ownership under Section 318 of the Code) of Shares of the Company is not reduced to the extent required under the tests described above, such Stockholder would be deemed to receive a distribution from the Company under Section 301 of the Code with respect to the Shares held by the Stockholder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Company to such Stockholder for the Shares sold, would be taxable as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to such Stockholder, with the excess treated as a return of capital reducing the Stockholder’s tax basis in the Shares, and thereafter as capital gain. If any amounts received by a Stockholder are treated as a dividend, the tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer will generally be transferred to any remaining Shares held by the Stockholder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate Stockholders.

Provided that no tendering Stockholder is treated as receiving a Section 301 distribution as a result of the Offer, Stockholders whose percentage ownership of the Company increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Stockholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Stockholders whose percentage ownership of the Company increases as a result of the Offer, including Stockholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Company as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to it.

Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Stockholder acquires other Shares of the Company (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer. In that event, the basis and holding period of the Shares (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Stockholder on the sale of Shares held by the Stockholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Stockholder with respect to such Shares. A Stockholder’s ability to utilize capital losses may be limited under the Code.

Non-U.S. Stockholders. Generally, if a Non-U.S. Stockholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Stockholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Stockholder. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Stockholder is treated for U.S. federal income tax purposes as a distribution by the Company that is a dividend, or if a Non-U.S. Stockholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Stockholder’s increase in its percentage ownership of the Company resulting from other Stockholders’ sale of Shares pursuant to the Offer, and, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Stockholder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Stockholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Stockholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Stockholders. In addition, if the Non-U.S. Stockholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Stockholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Stockholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Stockholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Non-U.S. Stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Stockholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. Non-U.S. Stockholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

Backup Withholding. The Company generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any U.S. Stockholder who fails to properly furnish the Company with a correct taxpayer identification number and a certification that such Stockholder is not subject to backup withholding (generally, through the provision of a properly executed IRS Form W-9). A Non-U.S. Stockholder generally can establish an exemption from backup withholding by certifying as to its foreign status (generally, through the provision of a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8).

Stockholders should provide the Company with a completed IRS Form W-9, W-8BEN or W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the payment they receive from the Company regardless of how they are taxed with respect to their tendered Shares. Backup withholding is not an additional tax and any amount withheld may be credited against a Stockholder’s U.S. federal income tax liability, and may entitle the Stockholder to a refund, provided in each case that the appropriate information is furnished to the IRS.

Other Tax Consequences. The Company’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Company’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Stockholders who remain Stockholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Company to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Stockholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Stockholder recognizes a loss of $2 million or more for an individual Stockholder or $10 million or more for a corporate Stockholder, such Stockholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, Stockholders of a regulated investment company (“RIC”), such as the Company, are not excepted. Future guidance may extend the current exception from this reporting requirement to Stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.

11. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude Stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Company has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Company or by contacting the Transfer Agent, or from the SEC’s internet web site, http://www.sec.gov.

FINANCIAL STATEMENTS

The audited annual financial statements of the Company dated December 31, 2022 filed with the SEC on EDGAR on March 24, 2023, are incorporated by reference. The Company will prepare and make available to Stockholders the audited annual financial statements of the Company within 120 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

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